Exhibit 99.2

RECENT DEVELOPMENTS

“TOTAL” or the “Group” as used in this exhibit refer to TOTAL SE collectively with its direct and indirect consolidated subsidiaries located in or outside of France.

TOTAL maintains the third 2020 interim dividend at €0.66/share

The Board of Directors of TOTAL SE met on October 29, 2020 and declared the distribution of the third 2020 interim dividend at €0.66/share, stable compared to the first and second 2020 interim dividends. This interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	ADS holders

Ex-dividend date	March 25, 2021	March 23, 2021

Payment date	April 1, 2021	April 19, 2021

Two directors representing employees on the Board of Directors

The Board of Directors of TOTAL SE, at the meeting held on October 29, 2020, took note of the appointment by the Central Social and Economic Works Council on June 14, 2020 of Mr. Romain Garcia-Ivaldi as a director of the Company, the term of Mrs. Christine Renaud having expired at the conclusion of the Shareholders’ Meeting on May 29, 2020. It also took note of the appointment on October 14, 2020 by the SE Committee, known as the Total European Committee, of Mr. Angel Pobo as a director of the Company. Pursuant to Article 11 of the Company’s articles of association, the terms of Mr. Romain Garcia-Ivaldi and Mr. Angel Pobo will expire at the close of the Shareholders’ Meeting called in 2023 to approve the Company’s financial statements for the fiscal year 2022. As the Board of Directors of TOTAL SE also includes a member representing employee shareholders, it is now composed of thirteen members, including three employees of the Company.

Clean marine fuels: TOTAL charters four new LNG-powered vessels

On October 28, 2020, TOTAL announced it is pursuing its strategy to reduce greenhouse gases emissions in maritime transportation, by chartering four Aframax-type vessels equipped with Liquified Natural Gas (LNG) propulsion. These vessels, each with a capacity of 110,000 tons of crude oil or refined products, are scheduled to be delivered in 2023 and will join the time-chartered fleet of TOTAL. The first two vessels will be chartered from shipowner Hafnia, and the remaining two from Viken Shipping.

The vessels have been designed with the most efficient LNG propulsion technologies to reduce emissions, allowing a significant decrease in greenhouse gases, of more than 5,000 tons per year and per ship compared to conventional vessels.

The supply of LNG for these four LNG-powered vessels will be provided by Total Marine Fuels Global Solutions, TOTAL’s dedicated business unit in charge of worldwide bunkering activities.

South Africa: TOTAL makes second significant gas condensate discovery

On October 28, 2020, TOTAL announced that it made a significant gas condensate discovery on the Luiperd prospect, located on Block 11B/12B in the Outeniqua Basin, 175 kilometers off the southern coast of South Africa. This discovery follows the adjacent play opening Brulpadda discovery, which proved in 2019 a significant new petroleum province in the region.

The Luiperd well was drilled to a total depth of about 3,400 meters and encountered 73 meters of net gas condensate pay in well-developed and good quality Lower Cretaceous reservoirs. Following a comprehensive coring and logging program, the well will be tested to assess the dynamic reservoir characteristics and deliverability.

The Block 11B/12B covers an area of 19,000 square kilometers, with water depths ranging from 200 to 1,800 meters. It is operated by TOTAL with a 45% working interest, alongside Qatar Petroleum (25%), CNR international (20%) and Main Street, a South African consortium (10%).

France: TOTAL obtains 20% of the volumes of the latest national solar tender; more than 600 MW of projects awarded in France

On October 27, 2020, TOTAL announced that, through Total Quadran, a wholly-owned affiliate, TOTAL was awarded 67 megawatt-peak (MWp) of solar projects representing 20% of the volumes awarded in the eighth period of the CRE (French Energy Regulatory Commission) call for tenders. TOTAL thus solidified its position as France’s second-largest solar developer with 606 MW of projects in all the sections of the calls for tenders.1

1 Source: Finergreen Analysis

Most of the awarded sites will be developed on repurposed sites such as quarries and former industrial sites. Three of these projects are part of the solarization program for TOTAL sites.

Carling platform: TOTAL will respect its commitments related to the development of resins business within the Group

On October 21, 2020, in response to information published by certain media that caused concerns at the Carling facility, TOTAL confirmed that:

●	there is no process under way to sell the Société Cray Valley; and
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TOTAL will respect the commitments made in 2013 during Carling’s restructuring concerning the global C4 resin (Ricon, Krasol) and RW resin (Cleartrac) businesses, which are to continue their development within the Group.

TOTAL delivers its first carbon neutral LNG cargo

On October 20, 2020, TOTAL delivered its first shipment of carbon neutral2 LNG to the Chinese National Offshore Oil Corporation (CNOOC).

The loading operation was carried out at the Ichthys liquefaction plant in Australia, and the shipment was delivered on September 29, 2020 to the Dapeng terminal in China.

The carbon footprint of the LNG shipment was offset with Verified Carbon Standards (VCS) emissions certificates financing two projects:

●	Hebei Guyuan Wind Power Project, which aims to reduce emissions from coal-based power generation in northern China.
●	Kariba REDD+ Forest Protection Project, which aims to protect Zimbabwe’s forests.

India: TOTAL strengthens its partnership with Adani in renewable energies

In April 2020, TOTAL and AGEL, a renewable energy subsidiary of the Adani Group, formed a joint venture (JV) to which AGEL contributed a portfolio of 2.1 gigawatts (GW) of solar power plants. On October 15, 2020, TOTAL announced that, as part of an option provided for in the initial contract for the formation of the JV, TOTAL and AGEL agreed to expand this portfolio from 2.1 to 2.3 GW with the addition of new solar farms.

TOTAL and Google Cloud develop Solar Mapper

On October 13, 2020, TOTAL announced that TOTAL and Google Cloud pooled their expertise to jointly develop an innovative tool, Solar Mapper, which aims to accelerate the deployment of solar panels for individuals (B2C) by providing an accurate and rapid estimate of the solar energy potential of their homes, first in Europe and then worldwide.

Solar Mapper uses brand-new artificial intelligence algorithms that provide better results than current tools, especially by improving:

◾	the quality of the data extracted from satellite images;

2 The term “carbon neutral” indicates that TOTAL and CNOOC have offset the amount of carbon dioxide equivalent associated with the whole carbon footprint of the LNG Cargo (including the production, liquefaction, shipping, regasification, and end-use) through VCS certified emission reduction projects.

◾	the sharpness of the estimation of the solar potential;
◾	the relevance of the technology to be installed; and
◾	the global geographical coverage of the tool.

In addition, TOTAL plans to develop a B2B application of Solar Mapper, dedicated to industrial and commercial buildings and installations.

Renewables: TOTAL enters the floating offshore wind sector in France

On October 7, 2020, TOTAL announced that it became a 20% shareholder in the Eolmed floating wind farm pilot project, located in the Mediterranean, off the coast of Gruissan and near Port-La-Nouvelle (Occitan region).

Attributed in July 2016, this 30 megawatts (MW) project will accelerate the development of a floating wind technology. Together with Qair, the historical developer and majority shareholder of the project, and its local partners, TOTAL brings its experience in the conception, deployment and exploitation of offshore installations throughout their life cycle.

TOTAL continues to reinforce its position in the emerging sector of floating offshore wind. Today, the Group is present in South Korea with a portfolio of 2 GW and in the United Kingdom with the 100 MW Erebus project. The Erebus project was granted exclusive development rights for the development area.

2020 Strategy & Outlook Presentation - From Net Zero ambition to TOTAL Strategy

On September 30, 2020, Patrick Pouyanné, Chairman and CEO, presented TOTAL’s Strategy & Outlook.

Key messages of the presentation included:

Increasing energy while decreasing carbon

Growing energy demand and getting to net zero emissions (Net Zero) are the two global trends underpinning TOTAL’s energy outlook and thus the evolution of the energy markets that TOTAL integrates into its strategy.

TOTAL’s strategy is to transform itself into a broad energy company by profitably growing energy production from LNG and electricity, and thereby creating long-term value for its shareholders. In the next decade, TOTAL’s energy production is projected to grow by one-third, roughly from 3 to 4 Mboe/d, half of such growth from LNG, half of such growth from electricity, mainly from renewables. The Group plans to progressively scale up profitable investments in renewables and electricity from $2 billion to $3 billion per year representing more than 20% of the Group’s capital investments.

TOTAL confirms its ambition to get to Net Zero by 2050 together with society for its global business (Scope 1+2+3). In an effort to reach carbon neutrality in Europe by 2050, TOTAL plans to reduce the Scope 3 emissions of its European customers by 30%, in absolute value, by 2030. This decrease in Europe will allow TOTAL to commit to reduce the absolute level of the worldwide Scope 3 emissions of its customers in 2030 compared to 2015. In the next decade, TOTAL aims to reduce its sales of oil products by almost 30% and have its sales mix become 30% oil products, 5% biofuels, 50% gases and 15% electrons.

Increasing energy in gases…

TOTAL believes its LNG sales will reach 50 Mt/y by 2025 and will double between 2020 and 2030, creating value from scale, arbitrage and integration along the value chain. Decarbonizing natural gas with biogas and hydrogen as well as continuing to reduce methane emissions will further contribute to TOTAL’S climate ambition.

… in electrons …

Developing an integrated business model from production to sales through storage and trading, TOTAL is targeting 50 TWh of net production and 80 TWh of sales to 9 million customers by 2025. Building on the strong dynamic in 2020, TOTAL seeks to grow as a world leader in renewables, raising its objective to 35 GW gross capacity in 2025 (70% already in portfolio), and has the ambition to add around 10 GW per year beyond, as it managed to do in 2020.

… and privileging value over volume in oil

TOTAL will focus on low cost oil projects, privileging value over volume and developing its portfolio of oil projects, all with profitability above 15% at 50$/b, while ensuring consistency for Capex allocation with climate ambition.

Adapting energy sales to market evolution and engaging in the mobility revolution

As recently demonstrated with the Lindsey refinery divestment and the transformation of Grandpuits refinery into a zero oil platform, TOTAL will adapt refining capacity and sales to demand, particularly in Europe. At the same time, it will further increase its biofuels production and sales as demand for such renewable products is supported by policies aiming to get to Net Zero. Renewable diesel production is expected to reach more than 2 Mt/y by 2025.

The Group is also committing more than $1 billion over the next ten years to the e-mobility revolution by investing in battery manufacturing and electric vehicle charging with a target of 150,000 charge points by 2025.

Resilience & Growth underpinning compelling investment case

In the current uncertain environment, TOTAL remains focused on what it controls and specifically on the pillars that enable the Group to resist the crisis: HSE, delivery, costs and cash, with a view to continuously improve its organic cash breakeven below 25$/boe. Discipline and flexibility will be maintained on capital investments with an estimated $13 billion to $16 billion to be invested from 2022 to 2025 assuming an oil price between 50$/b and 60$/b. Considering the short-term uncertainty and low price environment, capital investment for 2021 should be under $12 billion. Cost reduction efforts will be accelerated and increased to $2 billion by 2023.

Based on this outlook and given the resilience shown by the Group, the Board reaffirms its confidence in the Group’s fundamentals and confirms that the dividend is supported at 40$/b. Beyond serving the dividend, priority will be given to bringing gearing3 below 20%. Furthermore, the Board is convinced that TOTAL, with its strategy to become a multi-energy company while offering a high yield dividend, is a compelling investment case supporting stock rerating.

United Kingdom: TOTAL acquires London’s largest electric vehicle charge points network

On September 29, 2020, TOTAL announced the signing of the acquisition of ‘Blue Point London’ from the Bolloré Group. With this transaction, TOTAL is taking over the management and operation of Source London, the largest electric vehicle charging network in London, which includes more than 1,600 on-street charge points.

TOTAL is committed to powering this charging network with electricity 100% guaranteed from renewable sources, to be supplied by its subsidiary Total Gas & Power Limited.

3 Gearing refers to the net-debt-to-capital ratio excluding leases. “Net-debt-to-capital-ratio” = net debt / (net debt + shareholders’ equity).

With this acquisition, the Group is pursuing its development in major European cities, in line with its ambition of operating more than 150,000 electric vehicle charge points by 2025.

This transfer of activities will have no impact for the current users of the Source London service. This transaction is scheduled to close by the end of the year.

Brazil: TOTAL resigned from its role of operator in the Foz Do Amazonas Basin and exited the Foz Do Amazonas Basin

On September 28, 2020, TOTAL announced that it reached an agreement on September 24, 2020 to transfer to Petrobras its equity interest in five exploration blocks in the Foz do Amazonas Basin, located 120 kilometers offshore Brazil. TOTAL notified its partners on August 19, 2020 about its resignation from its role of operator for these five exploration blocks. These blocks are referenced as FZA-M-57, FZA-M-86, FZA-M-88, FZA-M-125 and FZA-M-127.

The closing of the transaction is subject to the preemption rights of partners in the blocks and standard regulatory approvals.

Renewables: TOTAL strengthens its position in the Spanish solar market and covers all its power electricity in Europe with green energy

On September 25, 2020, TOTAL announced that it is strengthening its presence in the Spanish electricity market through an agreement with the Spanish developer Ignis to develop 3.3 GW of solar projects located close to Madrid and Andalusia. The first projects in the Ignis portfolio are scheduled to start in 2022, with the ambition of bringing them all into production by 2025. Remuneration will be paid by TOTAL to Ignis as the projects develop.

This transaction follows the two agreements signed in February 2020 with Powertis and Solarbay Renewable Energy to develop nearly 2 GW of solar projects, and the acquisition in May 2020 from Energias de Portugal of its portfolio of 2.5 million residential customers and two gas-fired combined cycle power plants (850 MW).

●	This operation brings more than 5 GW in its portfolio of solar projects under development in Spain by 2025 and positions the Group as a major player in the country’s energy transition.

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This solar power portfolio will enable the Group to cover all the electricity consumption of its industrial sites in Europe by 2025: to do this, the Group will purchase nearly 6 TWh per year of green electricity generated by its Spanish solar sites through a power purchase agreement covering more than 3 GW of solar farms. Due to its electricity trading capabilities, the Group expects to be able to supply all its European sites with competitive green electricity, in line with its objective of carbon neutrality. Scope 2 greenhouse gas emissions are thus anticipated to be reduced by almost 2 million tons per year by 2025.

Energy transition: More than €500 million investment to convert the Grandpuits refinery into a zero-crude platform for biofuels and bioplastics

On September 24, 2020, TOTAL announced that, as part of its net zero strategy, it will convert its Grandpuits refinery (Seine-et-Marne) into a zero-crude platform. By 2024, following an investment totaling more than €500 million, the platform will focus on four new industrial activities:

◾	Production of renewable diesel primarily intended for the aviation industry.
◾	Production of bioplastics.

◾	Plastics recycling.
◾	Operation of two photovoltaic solar power plants.

Meanwhile, crude oil refining at the platform will be discontinued in the first quarter of 2021 and storage of petroleum products will end in late 2023. Operations at service stations and airports in the Greater Paris region will not be affected: they will be supplied by the refineries at Donges—currently undergoing a €450 million modernization—and Normandy.

This decision to end its oil refining comes in the wake of an audit conducted over several months on the 260-kilometer Ile-de-France pipeline (PLIF), which carries crude oil from the Port of Le Havre to the Grandpuits refinery.

The refinery was forced to shut down for more than five months in 2019 when a leak appeared on the PLIF, following an earlier leak near Le Havre in 2014. With the approval of government officials, the PLIF’s maximum working pressure was reduced to ensure safe operation. As a result, the refinery could operate at only 70% of its capacity, threatening its long-term financial viability.

The audit found that normal operations at the refinery could be restored only by replacing the PLIF, at a cost of nearly €600 million. Given France’s plans for the energy transition up to 2040, TOTAL decided to end its oil refining at Grandpuits and embark on an industrial transformation of the site, backed by a major investment plan.

The Grandpuits facility will become a model zero-crude platform in France, boasting three new industrial units:

●	A bio-refinery: TOTAL will construct a renewable diesel unit, primarily producing for the aviation industry.

It is anticipated that the new unit, to be commissioned in 2024, will be able to process 400,000 tons per year, with potential annual production of:

◾	170,000 tons of sustainable aviation fuel.
◾	120,000 tons of renewable diesel.
◾	50,000 tons of renewable naphtha, used to produce bioplastics.

The unit will process primarily animal fats from Europe and used cooking oil, supplemented with other vegetable oils like rapeseed (but excluding palm oil). TOTAL intends to prioritize local suppliers.

Biofuels that reduce carbon emissions by at least 50% compared to their fossil equivalents are one component of TOTAL’s strategy for meeting the challenge of carbon neutrality.

●	A bioplastics plant: Total Corbion PLA, a 50/50 joint venture between TOTAL and Corbion, will be constructing Europe’s first PLA manufacturing plant.

●	A plastics recycling plant: TOTAL will be constructing France’s first chemical recycling plant with Plastic Energy (TOTAL 60%, Plastic Energy 40%).

The new unit will help TOTAL meet its objective of producing 30% of its polymers from recycled materials by 2030.

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In addition, TOTAL will be building two photovoltaic solar plants, one with capacity of 28 MWp (at the Grandpuits site) and the other with capacity of 24 MWp (at the Gargenville site), which will contribute to TOTAL’s ambition to provide green electricity to all its industrial sites in Europe.

The plants will be built and operated by Total Quadran, a wholly-owned TOTAL affiliate that specializes in renewable energy development and production in France.

Under French law, the project is subject to the process of notifying and consulting the employee representatives.

Groupe PSA and TOTAL create “Automotive Cells Company” (ACC), a joint venture dedicated to the manufacture of batteries in Europe

On September 3, 2020, TOTAL announced that Groupe PSA/Opel and TOTAL/Saft signed an agreement for the creation of the joint venture ACC.

This project aims to:

✓	Respond to the challenges of the energy transition by reducing the environmental footprint of vehicles throughout the value chain in a desire to offer clean and affordable mobility to citizens.
✓	Produce batteries for electric vehicles that will be at the highest technological level in terms of energy performance, autonomy, recharging time and carbon footprint.
✓	Develop production capacity, essential to accompany the growth demand for electric vehicles in a European market estimated at 400 GWh by 2030, i.e. 15 times the current market.
✓

Ensure industrial independence in Europe for the conception and manufacture of batteries, with an initial capacity of 8 GWh, reaching a cumulative capacity of 48 GWh on both sites by 2030. It will represent 1 million electric vehicles produced per year, i.e. more than 10% of the European market.

✓	Position ACC as a major competitive player in supplying electric vehicle manufacturers.

TOTAL/Saft will contribute its expertise in R&D and industrialization, and Groupe PSA its knowledge of the automotive market and its experience in production. The R&D center in Bordeaux and the pilot site in Nersac (France) have already started developing the new high-performance lithium-ion technologies. At the end of this R&D phase, mass production could be launched in two “gigafactories”, in Douvrin (France) and Kaiserslautern (Germany).

This project benefits from the financial support of French and German public authorities representing €1.3 billion. It received the approval of European institutions as an Important Project of Common European Interest (IPCEI) project. The whole project represents more than a €5 billion investment.

TOTAL and Macquarie partner to develop 2GW Floating Offshore Wind Portfolio in South Korea

On September 1, 2020, TOTAL announced that TOTAL and Macquarie’s Green Investment Group (“GIG”) concluded a 50/50 partnership to develop a portfolio of 5 large floating offshore wind projects in South Korea with a potential cumulative capacity of more than 2 GW.

Located off the Eastern and Southern coasts of the country (Ulsan and South Jeolla Provinces), the projects have commenced an on-site comprehensive wind data collection campaign. The partners aim to launch construction of the first project of around 500 megawatts by the end of 2023.

Subject to regulatory approvals and satisfaction of other conditions precedent, the partnership is expected become effective in the autumn of 2020.

United-States: SunPower completes Maxeon Solar Technologies’ spin-off transaction

On August 27, 2020, SunPower, majority-owned by TOTAL since 2011, successfully completed the strategic transaction, announced in November 2019, to create two independent public companies:

●	SunPower, the leading North American distributed generation company, and
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and Maxeon Solar Technologies, a leading global manufacturer of premium solar panels. Concurrently, Tianjin Zhonghuan Semiconductor Co., Ltd. (TZS), a long-term partner of SunPower, is taking a minority share of Maxeon Solar Technologies through a 298 MUSD equity investment.

TOTAL fully supports this strategic move which will allow SunPower to focus on developing its positions in the North American distributed generation and storage market. TOTAL remains the majority shareholder of SunPower with a shareholding of 51.7%.

TOTAL also welcomes the investment of TZS in Maxeon Solar Technologies which will consolidate the growth of its industry-leading solar panel technology to a high-volume scale. This investment will indeed facilitate the scale-up of Maxeon® 5 premium solar panels production capacity. TOTAL, with a shareholding of 34.6%, is the main shareholder of the newly created company Maxeon Solar Technologies, alongside with the new shareholder TZS who owns 28.8%.

Brazil: TOTAL launches Phase 3 on the Mero field development

On August 17, 2020, TOTAL announced that TOTAL and its partners took the investment decision for the third phase of the Mero project (Libra block), located deep offshore, 180 kilometers off the coast of Rio de Janeiro, in the prolific pre-salt area of the Santos Basin.

The Mero 3 Floating Production Storage and Offloading (“FPSO”) will have a liquid treatment capacity of 180,000 barrels per day and is expected to start up by 2024. It follows investment decisions for Mero 1 (startup expected in 2021) and Mero 2 (startup expected in 2023) FPSOs, both of which are planned to have a liquid processing capacity of 180,000 barrels per day.

The Mero field has been in pre-production since 2017 with the 50,000-barrel-per-day Pioneiro de Libra FPSO. The Libra Consortium is operated by Petrobras (40%) as part of an international partnership including TOTAL (20%), Shell Brasil (20%), CNOOC Limited (10%) and CNPC (10%). Pré-Sal Petróleo (PPSA) manages the Libra Production Sharing Contract.

TOTAL closes the sale of non-core UK assets to NEO Energy

On August 6, 2020, TOTAL announced that, following the regulatory approvals and the agreement of partners, TOTAL closed the sale of its UK North Sea non-core assets to NEO Energy.

The detailed transition plan prepared with NEO Energy is designed to ensure a smooth transfer of operations.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TOTAL. This document may also contain statements regarding the perspectives, objectives and goals of the Group, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by the Group, it being specified that the means to be deployed do not depend solely on TOTAL. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences including those due to epidemics such as Covid-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F/A for the year ended December 31, 2019.